UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Announces Ground-Based High-Speed Rail Signaling Contract Win for Chongqing-Wanzhou Line and Xi’an-Chengdu Line

BEIJING, Nov 10, 2015 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide the ground-based high-speed rail signaling system and equipment to Chongqing-Wanzhou high-speed rail line(“Yuwan Line”), valued at RMB 40.60 million or approximately USD $6.40 million; it also won the bidding to provide the ground-based high-speed rail signaling system and equipment to Xi’an-Chengdu high-speed rail line (“Xicheng Line”) Xi'an - Jiangyou Section Sichuan Area, valued at RMB 21.93 million or approximately USD $3.45 million. Total value is RMB 62.53 million or approximately USD $9.85 million.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated November 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:	/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer

Date: November 10, 2015.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated November 10, 2015.